Exhibit 99.1

News Release
October 4, 2022

Turquoise Hill Announces Mailing of Management Information Circular to Consider the $43.00 per share Rio Tinto Transaction

MONTREAL --(BUSINESS WIRE) Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) is pleased to announce the mailing today to shareholders of Turquoise Hill of the Management Proxy Circular (the “Circular”) and associated Form of Proxy and Letter of Transmittal (collectively, the “Meeting Materials”) in connection with the arrangement pursuant to which, among other things, and subject to the satisfaction or waiver of all applicable conditions precedent, Rio Tinto International Holdings Limited (“Rio Tinto”) will acquire the approximately 49% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto does not currently own (the “Minority Shares”) for C$43.00 per share in cash (the “Consideration”) pursuant to a statutory plan of arrangement (the “Arrangement”), following the public filing thereof on September 29, 2022.

On the unanimous recommendation of a special committee of the Board of Directors of the Company (the “Board”) consisting entirely of independent directors (the “Special Committee”), the Board (excluding conflicted directors) unanimously determined that the Arrangement is in the best interests of the Company and fair to the holders of Minority Shares and recommends that the holders of Minority Shares vote in favour of the resolution relating to the Arrangement at the special meeting of shareholders.

In reaching its conclusion, the Special Committee and Board took into consideration, among other things, the following:

•	the Consideration represents:
o
a 67% premium to the closing price of C$25.68 of the Company’s common shares on the Toronto Stock Exchange (“TSX”) on March 11, 2022, being the last trading date prior to Rio Tinto’s initial public proposal to acquire the Minority Shares;

o	a 26% increase in the consideration as compared to Rio Tinto’s initial proposal made on March 13, 2022 of C$34.00 per share;
o	an 8% increase in the consideration as compared to Rio Tinto’s revised proposal made on August 24, 2022 of C$40.00 per share; and

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

o
a 19% premium to the closing price of C$36.12 of the Company’s common shares on the TSX on August 31, 2022, being the last trading day prior to the September 1, 2022 announcement of the agreement in principle and term sheet entered into by the parties with respect to the Arrangement.

•
the valuation carried out by TD Securities Inc., the independent valuator retained by the Special Committee, which determined that as of August 31, 2022 and based upon and subject to the assumptions, limitations and qualifications set out therein, the fair market value of the Company’s common shares is in the range of C$42.00 to C$58.00 per share;

•
fairness opinions received from BMO Capital Markets to the effect that, as of August 31, 2022 and September 5, 2022, respectively, and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Company’s shareholders (other than Rio Tinto and its affiliates) pursuant to the Arrangement is fair from a financial point of view to the Company’s shareholders (other than Rio Tinto and its affiliates);

•
a fairness opinion received from TD Securities Inc. to the effect that, as of August 31, 2022, and based upon and subject to the assumptions, limitations and qualifications set out therein and such other matters that TD Securities Inc. considered relevant, the Consideration to be received by the Company’s shareholders, other than Rio Tinto plc and its affiliates, pursuant to the Arrangement is fair, from a financial point of view, to such shareholders;

•	the Consideration is all cash, which provides holders of Minority Shares with certainty of value and immediate liquidity;
•	the Arrangement is the result of a process that included robust negotiations and procedural safeguards;
•
there are limited alternatives for a sale to third parties, including due to the fact that Rio Tinto plc has publicly announced that it is not interested in pursuing any alternative transaction and Rio Tinto plc’s controlling interest in the Company; and

•	there are a limited number of closing conditions to the completion of the Arrangement, including the lack of a financing condition.

Pursuant to an interim order by the Supreme Court of Yukon on September 27, 2022, a special meeting of the Company’s shareholders will be held on Tuesday, November 1, 2022 at 10:30 a.m. (Montréal time) in person and in virtual format (the “Special Meeting”) in order to consider and, if thought advisable, pass a resolution to approve the Arrangement (the “Arrangement Resolution”). Shareholders of record as of the close of business on September 19, 2022 are entitled to receive notice of, to participate in, and to vote their shares of the Company at the Special Meeting. The Meeting Materials are filed and available under Turquoise Hill’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Details of the Special Meeting and how registered shareholders or their duly appointed proxyholders can attend, access and participate in the Special Meeting are set out in the Circular.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

In order to become effective, the Arrangement Resolution must be approved by: (i) at least two-thirds (66⅔%) of the votes cast by shareholders present in person, virtually present or represented by proxy at the Special Meeting, voting as a single class; and (ii) because the Arrangement is subject to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the approval of a simple majority (more than 50%) of the votes cast by the shareholders present in person, virtually present or represented by proxy at the Special Meeting, excluding the votes attached to shares held by Rio Tinto and its affiliates and any other shareholders whose votes are required to be excluded under MI 61-101.

How To Vote

Shareholders must vote their proxy before 10:30 a.m. (Montréal time) on October 28, 2022 (or, if the Special Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Special Meeting).

If you are a registered shareholder, we are asking you to take two actions.

First, your vote is important regardless of how many common shares you own. Shareholders are encouraged to vote in advance of the Special Meeting. If you are a registered shareholder, whether or not you plan to attend the Special Meeting, to vote your shares at the Special Meeting, you can either return a duly completed and executed form of proxy to the Company’s transfer agent, TSX Trust Company (the “Transfer Agent”), Proxy Department, by mail at: TSX Trust, 1200-1 Toronto Street, Toronto, Ontario M5C 2V6, or TST Trust Company, 1600-2001 Robert-Bourassa Blvd., Montréal, Québec H3A 2A6, or via the internet at www.tsxtrust.com/vote-proxy not later than 10:30 a.m. (Montréal time) on October 28, 2022 or, if the Special Meeting is adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Special Meeting. If you hold Shares through a broker, investment dealer, bank, trust company or other intermediary (a “Beneficial Shareholder”), you should follow the instructions provided by your intermediary to ensure your vote is counted at the Special Meeting.

Second, if the Arrangement is approved and completed, before you can receive the Consideration for your common shares of the Company the depositary will need to receive the applicable letter of transmittal completed by you, together with the certificates representing the shares and any additional documents that may be required. Registered shareholders must complete, sign, date and return the letter of transmittal enclosed with the Circular. If you are a Beneficial Shareholder, you will receive payment for your common shares through your financial intermediary if the Arrangement is completed.

Questions

If you have any questions about voting your proxy and the information contained in this press release in connection with the Special Meeting of shareholders please contact our proxy solicitation agent and strategic shareholder advisor, Kingsdale Advisors, at 1-888-370-3955 (toll-free in North

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

America), or by calling collect at 416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

About Turquoise Hill

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the Arrangement, including the anticipated timing of the Special Meeting and of the completion of the Arrangement.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approvals and court approval; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder approvals and court approval or the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included the “Risk Factors” section of the Circular and in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”). Further information regarding

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

these and other risks, uncertainties or factors included in Turquoise Hill’s filings with the U.S. Securities and Exchange Commission as well as the Schedule 13E-3 transaction statement and the Circular.

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Circular, the “Risk Factors” section of the Company’s Annual Information Form, the “Risks and Uncertainties” section of the Q2 2022 MD&A and the Schedule 13E-3 transaction statement that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com